Via EDGAR

Stephen G. Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	NeoMedia Technologies, Inc.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012

Filed April 5, 2013

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Filed October 28, 2013

File No. 000-21743

Dear Mr. Krikorian:

Set forth below is the response of NeoMedia Technologies, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 22, 2013, with respect to the review of the Company’s Amendment No. 1 to the Form 10-K for the fiscal year ended December 31, 2012 as filed with the Commission on April 5, 2013 and the Form 10-Q for the fiscal quarter ended September 30, 2013 filed on October 28, 2013 under Commission File No. 000-21743. For your convenience, the responses are prefaced by the text of the Staff’s comments in bold text.

*              *              *              *              *              *

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Consolidated Financial Statements

Note 4 Financing, page 10

1.	Comment: Indicate why you believe that the Debentures are eligible for the fair value option. We refer you to ASC 825-10-15-4(f).

Response: The Company has historically engaged a third-party valuation and accounting firm (“Firm”) to assist with the financing footnote. The Company was informed on November 13, 2013 that the Firm was closing, which caused the Company’s access to the Firm for assistance in responding to this letter to be not material to our response.

At inception, the Company assessed the Debentures and determined that the conversion feature provided for in the Debentures was an embedded derivative that should be separated from the host contract and accounted for as a derivative instrument in accordance with the provisions of ASC 815-15-25-1, as discussed in more detail below. ASC 815-15-25-4 allows an entity that initially recognizes a hybrid financial instrument under ASC 815-15-25-1 as separated into a host contract and derivative instrument to irrevocably elect to initially and subsequently measure the hybrid financial instrument in its entirety at fair value with changes to fair value recognized in earnings. As provided for in ASC 815-15-25-4, the Company elected to record the Debentures in their entirety at fair value with subsequent changes in fair value recognized in earnings each period. As of March 25, 2012, the Company began recording all Debentures in their entirety at fair value.

As referred to in the comment, ASC 825-10-15-4(f) indicates “All entities may elect the fair value option for any of the following eligible items:” “f. a host financial instrument resulting from the separation of an embedded nonfinancial derivative from a nonfinancial hybrid instrument under paragraph 815-15-25-1, subject to the scope exceptions in the following paragraph (for example, an instrument in which the value of the bifurcated embedded derivative is payable in cash, services, or merchandise but the debt host is payable only in cash).”

1

The Company Debentures represent a host debt financial instrument resulting from the separation of an embedded nonfinancial derivative from a nonfinancial hybrid instrument in accordance with ASC 815-15-25-1. The conversion feature of the Debentures, which has been determined to be an embedded derivative, allows the outstanding Debentures balance to be satisfied through conversion of that balance into the Company’s common stock based on a variable conversion rate equal to the lower of $2.00 or 90%-95% of the lowest volume-weighted average price for 125 days prior to the conversion. The conversion feature also contains certain anti-dilution provisions. The embedded derivative conversion feature satisfies the provisions of ASC 815-15-25-1 because (a) the equity conversion feature contains economic characteristics and risks that are not clearly and closely related to the host debt contract because the economic characteristics and risks of the conversion feature are related to an equity instrument rather than a debt instrument, (b) the hybrid instrument is not otherwise remeasured at fair value in accordance with other accounting codification, and (c) a separate instrument with the same terms of the embedded derivative would be a derivative instrument subject to the terms of the related applicable derivative accounting. The Debentures are also not precluded from presentation under the fair value option by the provisions of ASC 825-10-15-5, including item f. of that provision, which prevents financial liabilities from electing the fair value option if the whole or part of the instrument is classified within shareholders’ equity. The Company has wholly classified the Debentures as liability due to, among other things, the Debenture feature that allows a variable quantity of common stock to be transferred in order to satisfy the outstanding balance of the Debentures.

Based on our assessment of the noted codification, the Company was eligible to elect fair value accounting for the Debentures under ASC 815-15-25-4 and ASC 825-10-15-4(f), and has made the election to record the Debentures at fair value on a recurring basis.

2.	Comment: We note that you elected the fair value option for the Consolidated Debentures. Please tell us why you believe the fair value of the Debentures are significantly higher than their face value. Describe the assumptions used to determine their fair value and identify those assumptions that primarily account for the differences between the face value and fair value. Indicate why you believe a market participant would reach the same conclusion regarding the fair value of the Debentures. We refer you to ASC 820-10-35-2. In addition, describe why the face value changed from December 31, 2012 to September 30, 2013 without a corresponding change in the balance outstanding.

Response: Generally, the fair value of the Debentures is significantly higher than the face value due to the embedded conversion feature that contains a favorable variable conversion rate equal to the lower of $2.00 or 90%-95% of the lowest volume-weighted average price for 125 days prior to the conversion as well as the anti-dilution provisions. The fair value of the Debentures was determined based on the present value of the cash flows of the instrument, enhanced by the value of the conversion option.

The calculation of the present value of the cash flows of the instrument considered the estimated future repayment of the principal balance of the Debentures and the related interest. The key assumptions used to determine the value as of September 30, 2013 included a risk adjusted interest rate of 9.5% or zero if the instrument is non-interest bearing and a remaining term to maturity of 1.84 years. The equivalent credit-risk adjusted rate used as the discount rate was 6.31% based on similar instruments in poor standing that are considered to be highly speculative with substantial risk of default.

The enhanced value attributable to the embedded conversion feature accounts for the primary difference between the fair value and the face value of the Debentures. The conversion feature is valued using a Monte Carlo model. The model assumes a conversion rate of the host instrument outstanding balance using an anti-dilution adjusted conversion price ranging from $0.00018 to $0.00019 based on the conversion rate available at September 30, 2013. The conversion price is used to determine the quantity of common stock shares indexed to the debt. The model also used equivalent volatility of approximately 165% based on historical stock price activity, and an equivalent credit-risk adjusted rate of 6.31%. Estimated exercise behavior is also considered in the model based on a market participant’s alternatives of holding the instrument to maturity or exercising/converting the instrument before maturity. The estimated probable conversion behavior is considered relative to varying available potential returns from conversion in comparison with the initial return available from the conversion feature. The Monte Carlo model estimates a fair value for the embedded conversion feature that primarily contributes to the difference in the fair value and face value of the Debentures.

2

We believe a market participant would reach the same conclusion regarding the fair value of the Debentures because the methodologies and characteristics considered in determining the fair value are consistent with those generally applied and considered by market participants that were exchanging assets and liabilities under orderly market conditions as of September 30, 2013. More specifically, the fair value determination assumes that the assets are exchanged in the most advantageous market available based on reasonably available information. The fair value determination uses valuation techniques (present value of future cash flows and Monte Carlo model) that are considered appropriate for the convertible Debentures. The valuation considers both the fair value of the host debt instrument as well as the option to convert the Debentures into common stock in accordance with the conversion terms of the Debenture agreements. The valuation techniques are considered appropriate based on the characteristics of the Debentures and are reflective of the approach a market participant would use to determine the fair value.

The face value of the Debentures increased from December 31, 2012 to September 30, 2013 primarily as a result of the consolidation of the outstanding principal and interest held by YA Global Investments, L.P. (“YA Global”) from thirty-seven secured convertible debentures to six secured convertible debentures. In connection with the consolidation, the previously accrued interest from the thirty-seven secured convertible debentures was re-characterized as principal under the terms of the consolidated six secured convertible debenture agreements. The reclassification of the accrued interest to principal resulted in the increase in the face value of the debt. There was no corresponding increase in the Debenture balance outstanding because the presented amount included the outstanding face value plus accrued interest. See below table:

	Summary YA Global Balance
	June 30, 2013	July 1, 2013
(in thousands)	(pre-consolidation)	(consolidated)
Principal	$22,344	$34,643
Interest	12,299	-
Total	$34,643	$34,643

3.	Comment: Explain how you considered that you “do not have sufficient authorized shares to permit conversion and, accordingly, [you] could be required to settle the liabilities in cash” in determining the fair value of the Debentures. Describe how you considered your ability to pay cash equal to the amount of fair value you assigned to the Debentures. In this regard, tell us what consideration you gave to the uncertainty in your ability to continue as a going concern and how you considered this uncertainty in estimating the credit-risk adjusted rate.

Response: In connection with the determination of the fair value of the Debentures, the Company considered the risk and possibility that it could be required to settle the outstanding liabilities in cash or otherwise due to its inability to permit conversion of the Debentures. Due to the risks associated with the Company’s ability to continue as a going concern, the cash balance at September 30, 3013, and the estimated future free cash flow relative to the outstanding Debentures balance, the Company estimated the likelihood that it could settle the outstanding Debenture liabilities in cash as remote. In the event that the Company could not permit the conversion of the Debentures or settle the liabilities in cash, the Company would be in default relative to the Debenture obligations. An event of default could raise substantial doubt regarding the Company’s ability to continue as a going concern and could result in a cessation of operations and a liquidation event.

The Company believed that the likelihood of the settlement of the Debentures in cash or cessation of operations and liquidation was de minimis. The Company assessed these possible outcomes for purposes of the fair value determination of the Debentures including estimating a fair value for the Debentures under each of the scenarios; however, the Company concluded that the probability assigned to these potential outcomes would be so minimal that the impact on the fair value calculation would be immaterial. Therefore, the Company valued the Debentures as of September 30, 2013 based on the methodology described in the response to Comment 2 above.

3

The Company believed that the likelihood of default was de minimis based on the following considerations: a) The Company is making best efforts to pursue options that will allow it to honor the conversion rights of the Debenture holders; b) The Debenture holders have a history of modifying the Debenture terms and working with the Company to avoid a cash settlement demand or liquidation in the event of a default. Further, the potential value realized by the Debenture holders from holding and converting the Debentures (assuming the Company can permit such conversions) would represent a substantially more advantageous return than that realized from a cash or liquidation settlement realized in the event of a default; c) The Company has significantly improved revenue and has generated two consecutive quarters of operating income thereby reducing the doubt of its ability to continue as a going concern; and d) The Company’s common stock continues to trade on the OTC Markets Exchange with reasonable volume, and the activity appears to indicate that there is a viable market for the stock.

The Company’s inability to permit conversion of the Debentures was contemplated in arriving at the equivalent credit-risk adjusted rate of 6.31%, which was based on similar instruments in poor standing that are considered to be highly speculative with substantial risk of default as described above in the response to Comment 2. More specifically, the rate was determined based on a review of publicly available default rates from market observations from Standard & Poor’s.

4.	Comment: Tell us what consideration you gave to providing the disclosures outlined in ASC 820-10-50-2 within the interim financial statements. Also, tell us what consideration you gave to the disclosures required by ASC 825-10-50-30(d).

Response: ASC 820-10-50-2 requires a reporting entity to disclose, at a minimum, the noted below information for each class of assets and liabilities measured at fair value in the statement of financial position after initial recognition. The Company’s responses to each the noted required disclosures of ASC 820-10-50-2 are prefaced by the disclosure requirements communicated in the related codification in underlined text.

a. For recurring and nonrecurring fair value measurements, the fair value measurement at the end of the reporting period, and for nonrecurring fair value measurements, the reasons for the measurement. Recurring fair value measurements of assets or liabilities are those that other Topics require or permit in the statement of financial position at the end of each reporting period. Nonrecurring fair value measurements of asset or liabilities are those that other Topics require or permit in the statement of financial position in particular circumstances (for example, when a reporting entity measures a long-lived asset or disposal group classified as held for sale at fair value less costs to sell in accordance with Topic 360 because the asset’s fair value less costs to sell is lower than its carrying amount).

Within Note 4 – Financing (“Note 4”) of the Form 10-Q for the fiscal quarter ended September 30, 2013 (the “9/30/3013 10-Q”), the Company has disclosed those liability accounts measured at fair value on a recurring basis at the end of the reporting period including 1) Derivative financial instruments – warrants; 2) Derivative financial instruments – Series C and D preferred stock and debentures payable; and 3) Debentures payable – carried at fair value.

b. For recurring and nonrecurring fair value measurements, the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3).

Note 4 of the 9/30/2013 10-Q addresses the fair value hierarchy disclosures. The disclosure indicates that the liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. The instruments that are measured at fair value on a recurring basis are all measured at fair value using Level 3 inputs. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Company also presents a table reflecting a reconciliation of the changes in fair value of financial instruments measured at fair value using Level 3 inputs and changes in the fair value of hybrid instruments carried at fair value during the nine months ended September 30, 2013.

bb. For assets and liabilities held at the end of the reporting period that are measured at fair value on a recurring basis, the amounts of any transfers between Level 1 and Level 2 of the fair value hierarchy, the reasons for those transfers, and the reporting entity’s policy for determining when transfers between levels are deemed to have occurred (see paragraph 820-10-50-2C). Transfers into each level shall be disclosed and discussed separately from transfers out of each level.

4

The Company has not had any transfers between levels, so no disclosure is reflected for this item.

bbb. For recurring and nonrecurring fair value measurements categorized within Level 2 and Level 3 of the fair value hierarchy, a description of the valuation technique(s) and the inputs used in the fair value measurement. If there has been a change in valuation technique (for example, changing from a market approach to an income approach or the use of an additional valuation technique), the reporting entity shall disclose that change and the reason(s) for making it. For fair value measurements categorized within Level 3 of the fair value hierarchy, a reporting entity shall provide quantitative information about the significant unobservable inputs used in the fair value measurement. A reporting entity is not required to create quantitative information to comply with this disclosure requirement if quantitative unobservable inputs are not developed by the reporting entity when measuring fair value (for example, when a reporting entity uses prices from prior transactions or third-party pricing information without adjustment). However, when providing this disclosure, a reporting entity cannot ignore quantitative unobservable inputs that are significant to the fair value measurement and are reasonably available to the reporting entity.

The Company has disclosed in Note 4 of the 9/30/2013 10-Q a description of the valuation techniques and processes used for the financing liabilities measured on a recurring basis at fair value as well as the material inputs used in the fair value measurements and the nature of the inputs. The Company believes the disclosures reflected in its financial statements are sufficient to satisfy the requirements described in this item.

c. For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, a reconciliation from the opening balances to the closing balances, disclosing separately changes during the period attributable to the following:

1. Total gains or losses for the period recognized in earnings (or changes in net assets), and the line item(s) in the statement of income (or activities) in which those gains or losses are recognized

1a. Total gains or losses for the period recognized in other comprehensive income, and the line item(s) in other comprehensive income in which those gains or losses are recognized

2. Purchases, sales, issues, and settlements (each of those types of changes disclosed separately)

3. The amounts of any transfers into or out of Level 3 of the fair value hierarchy, the reasons for those transfers, and the reporting entity’s policy for determining when transfers between levels are deemed to have occurred (see paragraph 820-10-50-2C). Transfers into Level 3 shall be disclosed and discussed separately from transfers out of Level 3.

The Company has disclosed in Note 4 of the 9/30/2013 10-Q a reconciliation from the opening balances to the closing balances for the financing liabilities measured on a recurring basis at fair value. The reconciliation reflected all activity for the period including total gains and losses recognized in earnings as well as conversions of the instruments into common stock (settlements). The Company believes the disclosures reflected in its financial statements satisfy the requirements described in this item.

d. For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, the amount of the total gains or losses for the period in (c)(1) included in earnings (or changes in net assets) that is attributable to the change in unrealized gains or losses relating to those assets and liabilities held at the end of the reporting period, and the line item(s) in the statement of income (or activities) in which those unrealized gains or losses are recognized.

The Company has disclosed in Note 4 of the 9/30/2013 10-Q the amount of total gains and losses for the period reflected in earnings and the line items in the statement of operations in which the gains and losses are recognized.

f. For recurring and nonrecurring fair value measurements categorized within Level 3 of the fair value hierarchy, a description of the valuation processes used by the reporting entity (including, for example, how an entity decides its valuation policies and procedures and analyzes changes in fair value measurements from period to period). See paragraph 820-10-55-105 for further guidance.

5

The Company has disclosed in Note 4 of the 9/30/2013 10-Q a description of the valuation techniques and processes used for the financing liabilities measured on a recurring basis at fair value as well as the material inputs used in the fair value measurements and the nature of the inputs. The Company believes the disclosures reflected in its financial statements are sufficient to satisfy the requirements described in this item.

g. For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement. If there are interrelationships between those inputs and other unobservable inputs used in the fair value measurement, a reporting entity shall also provide a description of those interrelationships and of how they might magnify or mitigate the effect of changes in the unobservable inputs on the fair value measurement. To comply with that disclosure requirement, the narrative description of the sensitivity to changes in unobservable inputs shall include, at a minimum, the unobservable inputs disclosed when complying with paragraph 820-10-50-2 (bbb).

The Company has disclosed in Note 4 of the 9/30/2013 10-Q a description of the valuation techniques and processes used for the financing liabilities measured on a recurring basis at fair value as well as the material inputs used in the fair value measurements and the nature of the inputs. The Company believes the disclosures reflected in its financial statements are sufficient to satisfy the requirements described in this item.

h. For recurring and nonrecurring fair value measurements, if the highest and best use of a nonfinancial asset differs from its current use, a reporting entity shall disclose that fact and why the nonfinancial asset is being used in a manner that differs from its highest and best use.

The Company’s recurring fair value measurements do not have the characteristics described in the above item, so no disclosure has been made.

ASC 825-10-50-30(d) requires certain disclosures related to liabilities with fair values that have been significantly affected during the reported period by changes in the instrument-specific credit risk. The Company considered the appropriateness of the instrument-specific credit risk in determining the fair value of financing liabilities at September 30, 2013. In prior periods, the Company assessed the financing liabilities as instruments in poor standing that are considered to be highly speculative with substantial risk of default. The instrument-specific credit risk for the financing liabilities was considered in prior periods to be at substantial risk of default, so the exhaustion of authorized shares available to submit conversion that occurred during the period did not have a material impact on the instrument-specific risk. Therefore, the no additional disclosures were made in accordance with ASC 825-10-50-30(d).

6

*              *              *              *              *              *

In addition, we acknowledge the Staff’s comment that we are responsible for the accuracy and adequacy of the disclosures made.  We formally acknowledge that:

•	The adequacy and accuracy of the disclosure in filing is the responsibility of the Company.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any comments or questions that you may have regarding the foregoing at (303) 546-7946.

Sincerely,

NeoMedia Technologies, Inc.

By:	/s/ Laura Marriott
Laura Marriott
Chief Executive Officer

Enclosures

cc:	Tamara Tangen, Securities and Exchange Commission

Clayton Parker, K&L Gates LLP

7